INSERT A-SCUDDER INVESTMENT PORTFOLIOS-N-SAR ITEM #77H


As of September 30, 2003 PreservationPlus Fund owned
100% of the PreservationPlus Portfolio.

As of September 30, 2003, PreservationPlus Income Fund owned 81% and Security Capital Preservation Fund owned 19% of the PreservationPlus Income Portfolio.